October 23, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oriental Financial Group Inc.
Registration Statement on Form S-1
Filed September 13, 2012
File No. 333-183890

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Jefferies & Company, Inc., as representative of the several underwriters, hereby join in the request of Oriental Financial Group Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 4:00 p.m. on Thursday, October 25, 2012, New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 24, 2012

(ii)	Date of distribution: October 24, 2012

(iii)	We were advised by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

(iv)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Sincerely,

JEFFERIES & COMPANY, INC. As Representative of the Underwriters

By:	/s/ Michael A. Bauer
Name:	Michael A. Bauer
Title:	Managing Director

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